Pricing Supplement
To underlying supplement No. 1 dated September 29, 2009,
product supplement AZ dated September 29, 2009,
prospectus supplement dated September 29, 2009 and
prospectus dated September 29, 2009
Pricing Supplement No. 1466AZ Registration Statement No. 333-162195 Dated March 9, 2012; Rule 424(b)(2)

Deutsche Bank AG
Structured Investments	Deutsche Bank $10,446,000 Capped Knock-Out Notes Linked to the S&P 500® Index due March 27, 2013
General
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The notes are designed for investors who seek a return at maturity linked to the performance of the S&P 500® Index. The notes do not pay coupons or dividends and investors should be willing to lose some or all of their initial investment if the Index closing level is less than 75.95% of the Initial Index Level on any day during the Monitoring Period and, on the Final Valuation Date, is less than the Initial Index Level. If the Index closing level is not less than 75.95% of the Initial Index Level on any day during the Monitoring Period, investors will be entitled to receive a return on their investment equal to the greater of (a) the Contingent Minimum Return of 5.00% and (b) the Index Return, subject to the Maximum Return of 15.00%. Any Payment at Maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing March 27, 2013†
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof
•	The notes priced on March 9, 2012 (the “Trade Date”) and are expected to settle on March 14, 2012 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	The S&P 500® Index (Ticker: SPX)
Knock-Out Event:
A Knock-Out Event occurs if, on any day during the Monitoring Period, the Index closing level has decreased from the Initial Index Level by more than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if, on any day during the Monitoring Period, the Index closing level is less than the Knock-Out Level.

Knock-Out Buffer Amount:	24.05%
Contingent Minimum Return:	5.00%
Maximum Return:	15.00%
Knock-Out Level:	1,041.18, equal to 75.95% of the Initial Index Level
Payment at Maturity:
•      If a Knock-Out Event has occurred, you will be entitled to receive a cash Payment at Maturity that will reflect the Index Return, subject to the Maximum Return. Accordingly, your Payment at Maturity per $1,000 Face Amount of notes will be calculated as follows:

$1,000 + ($1,000 x the lesser of (i) the Index Return and (ii) the Maximum Return)
If a Knock-Out Event has occurred and the Index Return is negative, you will lose some or all of your investment at maturity.
•      If a Knock-Out Event has not occurred, you will be entitled to receive a cash Payment at Maturity that will reflect the performance of the Index, subject to the Contingent Minimum Return and the Maximum Return. Accordingly, the Payment at Maturity per $1,000 Face Amount of notes will equal $1,000 plus the product of $1,000 and the greater of (i) the Contingent Minimum Return and (ii) the Index Return, subject to the Maximum Return.

Any Payment at Maturity is subject to the credit of the Issuer.
Index Return:	The performance of the Index from the Initial Index Level to the Final Index Level, calculated as follows:
Final Index Level – Initial Index Level
Initial Index Level
Initial Index Level:	1,370.87, the Index closing level on the Trade Date
Monitoring Period:	The period from but excluding the Trade Date to and including the Final Valuation Date.
Final Index Level:	The Index closing level on the Final Valuation Date
Final Valuation Date†:	March 22, 2013
Maturity Date†:	March 27, 2013
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	2515A1HE4 / US2515A1HE48
†Subject to postponement as described in the accompanying product supplement under “Adjustments to Valuation Dates and Payment Dates.”
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 6 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$10,446,000.00	$101,710.00	$10,341,540.00
(1)  Certain fiduciary accounts will pay a purchase price of $990.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates, acting as placement agents for the notes, will receive a fee from the Issuer of $10.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts.  The total fees represent the amount that the placement agents received from sales to accounts other than such fiduciary accounts.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$10,446,000.00	$1,197.11

JPMorgan
Placement Agent
March 9, 2012

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with underlying supplement No. 1 dated September 29, 2009, product supplement AZ dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement No. 1 dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

•	Product supplement AZ dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200186/d424b21.pdf

•	Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

•	Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Payment at Maturity on the Notes Assuming a Range of Performances for the Index?

The following table illustrates a range of hypothetical Payments at Maturity on the notes. The table and the examples below reflect the Maximum Return of 15.00%, the Contingent Minimum Return of 5.00%, the Knock-Out Buffer Amount of 24.05%, the Initial Index Level of 1,370.87 and the Knock-Out Level of 1,041.18, equal to 75.95% of the Initial Index Level.  The results set forth below are for illustrative purposes only. The actual return on the notes will be based on whether or not a Knock-Out Event occurs and on the Index Return, both of which will be based on the performance of the Index.  The numbers appearing in the table and examples below have been rounded for ease of analysis.

		A Knock-Out Event Does Not Occur During the Monitoring Period		A Knock-Out Event Does Occur During the Monitoring Period
Hypothetical Final Index Level	Index Return	Return on the Notes	Payment at Maturity	Return on the Notes	Payment at Maturity
2,741.74	100.00%	15.00%	$1,150.00	15.00%	$1,150.00
2,604.65	90.00%	15.00%	$1,150.00	15.00%	$1,150.00
2,467.57	80.00%	15.00%	$1,150.00	15.00%	$1,150.00
2,330.48	70.00%	15.00%	$1,150.00	15.00%	$1,150.00
2,193.39	60.00%	15.00%	$1,150.00	15.00%	$1,150.00
2,056.31	50.00%	15.00%	$1,150.00	15.00%	$1,150.00
1,919.22	40.00%	15.00%	$1,150.00	15.00%	$1,150.00
1,782.13	30.00%	15.00%	$1,150.00	15.00%	$1,150.00
1,645.04	20.00%	15.00%	$1,150.00	15.00%	$1,150.00
1,576.50	15.00%	15.00%	$1,150.00	15.00%	$1,150.00
1,507.96	10.00%	10.00%	$1,100.00	10.00%	$1,100.00
1,439.41	5.00%	5.00%	$1,050.00	5.00%	$1,050.00
1,405.14	2.50%	5.00%	$1,050.00	2.50%	$1,025.00
1,370.87	0.00%	5.00%	$1,050.00	0.00%	$1,000.00
1,302.33	-5.00%	5.00%	$1,050.00	-5.00%	$950.00
1,233.78	-10.00%	5.00%	$1,050.00	-10.00%	$900.00
1,096.70	-20.00%	5.00%	$1,050.00	-20.00%	$800.00
1,041.18	-24.05%	5.00%	$1,050.00	-24.05%	$759.50
1,028.15	-25.00%	N/A	N/A	-25.00%	$750.00
959.61	-30.00%	N/A	N/A	-30.00%	$700.00
891.07	-35.00%	N/A	N/A	-35.00%	$650.00
822.52	-40.00%	N/A	N/A	-40.00%	$600.00
685.44	-50.00%	N/A	N/A	-50.00%	$500.00
548.35	-60.00%	N/A	N/A	-60.00%	$400.00
411.26	-70.00%	N/A	N/A	-70.00%	$300.00
274.17	-80.00%	N/A	N/A	-80.00%	$200.00
137.09	-90.00%	N/A	N/A	-90.00%	$100.00
0.00	-100.00%	N/A	N/A	-100.00%	$0.00

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Index decreases 10.00% from the Initial Index Level of 1,370.87 to a Final Index Level of 1,233.78. Because a Knock-Out Event has not occurred and the Index Return of -10.00% is less than the Contingent Minimum Return of 5.00%, the investor receives a Payment at Maturity of $1,050.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 5.00%) = $1,050.00

Example 2: A Knock-Out Event has not occurred, and the level of the Index increases 10.00% from the Initial Index Level of 1,370.87 to a Final Index Level of 1,507.96. Because a Knock-Out Event has not occurred and the Index Return of 10.00% is greater than the Contingent Minimum Return of 5.00% but less than the Maximum Return of 15.00%, the investor receives a Payment at Maturity of $1,100.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 10.00%) = $1,100.00

Example 3: A Knock-Out Event has not occurred, and the level of the Index increases 30.00% from the Initial Index Level of 1,370.87 to a Final Index Level of 1,782.13. Because a Knock-Out Event has not occurred and the Index Return of 30.00% is greater than the Maximum Return of 15.00%, the investor receives a Payment at Maturity of $1,150.00 per $1,000 Face Amount of notes, the maximum payment on the notes, calculated as follows:

$1,000 + ($1,000 x 15.00%) = $1,150.00

Example 4: A Knock-Out Event has occurred, and the level of the Index decreases 50.00% from the Initial Index Level of 1,370.87 to a Final Index Level of 685.44. Because a Knock-Out Event has occurred and the Index Return of -50.00% is less than the Maximum Return of 15.00%, the investor receives a Payment at Maturity of $500.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x -50.00%) = $500.00

Example 5: A Knock-Out Event has occurred, and the level of the Index increases 5.00% from the Initial Index Level of 1,370.87 to a Final Index Level of 1,439.41. Because a Knock-Out Event has occurred and the Index Return of 5.00% is less than the Maximum Return of 15.00%, the investor receives a Payment at Maturity of $1,050.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 5.00%) = $1,050.00

Example 6: A Knock-Out Event has occurred, and the level of the Index increases 30.00% from the Initial Index Level of 1,370.87 to a Final Index Level of 1,782.13. Because a Knock-Out Event has occurred and the Index Return of 30.00% is greater than the Maximum Return of 15.00%, the investor receives a Payment at Maturity of $1,150.00 per $1,000 Face Amount of notes, the maximum payment on the notes, calculated as follows:

$1,000 + ($1,000 x 15.00%) = $1,150.00

Selected Purchase Considerations

•
CAPPED APPRECIATION POTENTIAL – The notes are linked to the performance of the Index and provide the opportunity to receive the Contingent Minimum Return of 5.00% if a Knock-Out Event does not occur, and to participate in any appreciation of the Index, up to the Maximum Return on the notes of 15.00%.  If a Knock-Out Event has not occurred, you will be entitled to receive a return at maturity equal to the greater of (i) the Contingent Minimum Return and (ii) the Index Return, subject to the Maximum Return.  If a Knock-Out Event has occurred, you will be entitled to receive at maturity a return on the notes equal to the Index Return (whether positive or negative), subject to the Maximum Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX – The return on the notes, which may be positive, zero or negative, is linked to the S&P 500® Index. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500® Index” in the accompanying underlying supplement No. 1 dated September 29, 2009.

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TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated as prepaid financial contracts that are not debt for U.S. federal income tax purposes. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the maturity of your notes, other than pursuant to a sale or exchange, and (ii) your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court may not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks underlying the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment. The return on the notes at maturity is based on whether or not a Knock-Out Event occurs, and, if a Knock-Out Event does occur, based on the extent to which the Index Return is positive or negative.  If a Knock-Out Event occurs, your investment will be fully exposed to any decline in the Index, and you may lose some or all of your investment in the notes.

•
THE RETURN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN – If a Knock-Out Event does not occur, you will be entitled to receive at maturity a return reflecting the performance of the Index, subject to the Contingent Minimum Return of 5.00% and the Maximum Return of 15.00%.  If a Knock-Out Event occurs, you will be entitled to receive at maturity a return reflecting the increase or decrease in the level of the Index, but limited to the Maximum Return of 15.00%.  Therefore, regardless of whether or not a Knock-Out Event occurs, the maximum Payment at Maturity will be $1,150.00 per $1,000 Face Amount of notes, and you will not benefit from any increase in the level of the Index in excess of 15.00%.  Any Payment at Maturity is subject to our ability to pay our obligations as they become due.

•
YOU WILL NOT BE ENTITLED TO ANY MINIMUM RETURN IF A KNOCK-OUT EVENT OCCURS – The notes are subject to daily closing level monitoring. As a result, if the Index closing level on any day during the Monitoring Period is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 24.05%, you will not be entitled to receive the Contingent Minimum Return, and your investment will be fully exposed to any decline in the level of the Index during the term of the notes. You will be subject to this potential loss of your investment even if the Index subsequently increases such that the Final Index Level is less than the Initial Index Level by not more than the Knock-Out Buffer Amount of 24.05%.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the S&P 500® Index would have.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the notes.

•
PAST PERFORMANCE OF THE INDEX IS NO GUIDE TO FUTURE PERFORMANCE – The actual performance of the Index over the term of the notes may bear little relation to the historical levels of the Index and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Index or whether the performance of the Index will result in any return of your investment.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this pricing supplement is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.   As a result, the price at which Deutsche Bank (or its affiliates) will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank (or its affiliates) may offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank (or its affiliates) is willing to buy the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the closing level of the Index during the Monitoring Period will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	whether the Index closing level has decreased from the Initial Index Level by more than the Knock-Out Buffer Amount on any day during the Monitoring Period;
•	the expected volatility of the Index;
•	the time to maturity of the notes;
•	the dividend rates on the component stocks underlying the Index;
•	interest rates and yields in the market generally;
•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity, equity derivative, foreign exchange and currency derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the notes.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. The calculation agent will determine, among other things, whether a Knock-Out Event has occurred, the Final Index Level, the Index Return and the amount that Deutsche Bank AG will pay you at maturity.  The calculation agent will also be responsible for determining whether a Market Disruption Event has occurred. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The determination of a Market Disruption Event or a Knock-Out Event by the calculation agent could adversely affect the amount of payment you receive at maturity.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date and the Final Valuation Date and during the Monitoring Period could adversely affect the level of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graphs set forth the historical performance of the S&P 500® Index from March 9, 2007 through March 9, 2012. The Index closing level on March 9, 2012 was 1,370.87. We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any day during the Monitoring Period, including on the Final Valuation Date.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates, acting as placement agents for the notes, will receive a fee from the Issuer of $10.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from the sales to accounts other than such fiduciary accounts.

Validity of Notes
In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of December 30, 2011, filed as an exhibit to our opinion, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and its authentication of the notes and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of such counsel dated December 30, 2011, which has been filed on Form 6-K by the Issuer on December 30, 2011.